Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Tuya Inc.

塗鴉智能*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2391)

(NYSE Stock Ticker: TUYA)

POLL RESULTS OF THE ANNUAL GENERAL MEETING AND CLASS MEETINGS HELD ON NOVEMBER 1, 2022

References are made to the Notice of Annual General Meeting (the “AGM”), the Notice of Class A Meeting (the “Class A Meeting”) and the Notice of Class B Meeting (the “Class B Meeting”, together with the Class A Meeting, hereinafter known as the “Class Meetings”) each dated September 15, 2022 (collectively, the “Notices”) and the circular to the holders of Company’s Shares (the “Shareholders”) dated September 15, 2022 (the “Circular”) of Tuya Inc. (the “Company”). Unless otherwise required by the context, capitalized terms used in this announcement shall have the same meanings as defined in the Circular and the Notices.

POLL RESULTS OF THE AGM AND THE CLASS MEETINGS

1.	Poll results of the AGM

The board of directors (the “Board”) of the Company is pleased to announce that the AGM was held at 11:00 a.m., Beijing time, on November 1, 2022 at Huace Center, Building A, 3/F VVIP room, Xihu District, Hangzhou City, Zhejiang Province, 310012, China.

All resolutions proposed at the AGM have been duly passed. As of the Share Record Date, the total number of issued Shares was 578,546,560 Shares, comprising 499,146,560 Class A Ordinary Shares and 79,400,000 Class B Ordinary Shares, which was the total number of Shares entitling Shareholders to attend and vote in favour of, against or in abstention on the resolutions proposed at the AGM. There was no Shareholder who was required to abstain from voting under the Listing Rules on any resolution proposed at the AGM, nor any Shareholder who was entitled to attend the AGM but was required to abstain from voting in favour of any resolution proposed at the AGM pursuant to Rule 13.40 of the Listing Rules. No Shareholder has indicated in the Circular that he or she intends to vote against or in abstention in respect of any resolution proposed at the AGM.

Accordingly, the total number of Shares entitling the holder to attend and vote on the resolutions numbered 1 to 8 proposed at the AGM was 578,546,560 Shares, comprising 499,146,560 Class A Ordinary Shares and 79,400,000 Class B Ordinary Shares.

* For identification purpose only

According to the Company’s eighth amended and restated memorandum and articles of association (the “Memorandum and Articles of Association”) and the Undertaking for Interim Compliance:

(i)        with regard to the resolutions numbered 1 and 2, each Class A Ordinary Share shall entitle its holder to one vote and each Class B Ordinary Share shall entitle its holder to fifteen votes on a poll at the AGM;

(ii)       with regard to the resolutions numbered 3, 4(a)(i), 4(a)(ii), 4(b), 5, 6 and 7, each Class A Ordinary Share shall entitle its holder to one vote and the exercise of voting rights attached to each Class B Ordinary Share will be capped at ten votes on a poll at the AGM; and

(iii)      with regard to the resolutions numbered 4(a)(iii) and 8, each Class A Ordinary Share and each Class B Ordinary Share shall entitle its holder to one vote on a poll at the AGM.

In accordance with the provisions of the Listing Rules, voting on the resolutions proposed at the AGM was conducted by way of poll. The voting results in respect of the resolutions proposed at the AGM are set out as follows:

SPECIAL RESOLUTIONS			NUMBER OF VOTES CAST AND PERCENTAGE (%)			TOTAL NUMBER OF VOTING SHARES	TOTAL NUMBER OF VOTES CAST
			FOR	AGAINST	ABSTAIN[1]
1.	THAT subject to the passing of the Class-based Resolution at the Class A Meeting and Class B Meeting, the Memorandum and Articles of Association be amended and restated by their deletion in their entirety and by the substitution in their place of the Amended Memorandum and Articles in the form as set out in Appendix IA to the Circular, by incorporating the Class-Based Resolution and the Non-Class-Based Resolution and THAT the Board be authorized to deal with on behalf of the Company the relevant filing and amendments (where necessary) procedures and other related issues arising from the amendments to the Memorandum and Articles.	Class A Ordinary Shares	353,855,611 (99.994177%)	20,605 (0.005823%)	52,002 (-)	353,876,216	353,876,216
		Class B Ordinary Shares	1,191,000,000 (100.000000%)	0 (0.000000%)	0 (-)	79,400,000	1,191,000,000
		TOTAL NUMBER (CLASS A & CLASS B)	1,544,855,611 (99.998666%)	20,605 (0.001334%)	52,002 (-)	433,276,216	1,544,876,216
	The resolution has been duly passed as a special resolution with over two-thirds of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.

SPECIAL RESOLUTIONS			NUMBER OF VOTES CAST AND PERCENTAGE (%)			TOTAL NUMBER OF VOTING SHARES	TOTAL NUMBER OF VOTES CAST
			FOR	AGAINST	ABSTAIN[1]
2.	THAT if the Class-Based Resolution is not passed at either the Class A Meeting or the Class B Meeting, the Memorandum and Articles of Association be amended and restated by their deletion in their entirety and by the substitution in their place of the Amended Memorandum and Articles in the form as set out in Appendix IB to the Circular, by incorporating the Non-class-based Resolution and THAT the Board be authorized to deal with on behalf of the Company the relevant filing and amendments (where necessary) procedures and other related issues arising from the amendments to the Memorandum and Articles.	Class A Ordinary Shares	Not applicable as the Class-based Resolution was passed at both the Class A Meeting and the Class B Meeting.
		Class B Ordinary Shares
		TOTAL NUMBER (CLASS A & CLASS B)
ORDINARY RESOLUTIONS			NUMBER OF VOTES CAST AND PERCENTAGE (%)			TOTAL NUMBER OF VOTING SHARES	TOTAL NUMBER OF VOTES CAST
			FOR	AGAINST	ABSTAIN[1]
3.	To receive, consider, and adopt the audited consolidated financial statements of the Company as of and for the year ended December 31, 2021 and the report of the auditor thereon.	Class A Ordinary Shares	353,910,873 (99.995777%)	14,948 (0.004223%)	2,486 (-)	353,925,821	353,925,821
		Class B Ordinary Shares	794,000,000 (100.000000%)	0 (0.000000%)	0 (-)	79,400,000	794,000,000
		TOTAL NUMBER (CLASS A & CLASS B)	1,147,910,873 (99.998698%)	14,948 (0.001302%)	2,486 (-)	433,325,821	1,147,925,821
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.

ORDINARY RESOLUTIONS			NUMBER OF VOTES CAST AND PERCENTAGE (%)			TOTAL NUMBER OF VOTING SHARES	TOTAL NUMBER OF VOTES CAST
			FOR	AGAINST	ABSTAIN[1]
4.(a)(i)	To re-elect Mr. YANG Yi as an executive Director.	Class A Ordinary Shares	342,743,840 (96.850387%)	11,146,167 (3.149613%)	38,210 (-)	353,890,007	353,890,007
		Class B Ordinary Shares	794,000,000 (100.000000%)	0 (0.000000%)	0 (-)	79,400,000	794,000,000
		TOTAL NUMBER (CLASS A & CLASS B)	1,136,743,840 (99.028986%)	11,146,167 (0.971014%)	38,210 (-)	433,290,007	1,147,890,007
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.
4.(a)(ii)	To re-elect Ms. LIU Yao as an executive Director.	Class A Ordinary Shares	342,729,221 (96.850280%)	11,146,080 (3.149720%)	53,006 (-)	353,875,301	353,875,301
		Class B Ordinary Shares	794,000,000 (100.000000%)	0 (0.000000%)	0 (-)	79,400,000	794,000,000
		TOTAL NUMBER (CLASS A & CLASS B)	1,136,729,221 (99.028982%)	11,146,080 (0.971018%)	53,006 (-)	433,275,301	1,147,875,301
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.
4.(a)(iii)	To re-elect Mr. YIP Pak Tung Jason as an independent non-executive Director.	Class A Ordinary Shares	353,797,079 (99.977923%)	78,124 (0.022077%)	53,016 (-)	353,875,203	353,875,203
		Class B Ordinary Shares	79,400,000 (100.000000%)	0 (0.000000%)	0 (-)	79,400,000	79,400,000
		TOTAL NUMBER (CLASS A & CLASS B)	433,197,079 (99.981969%)	78,124 (0.018031%)	53,016 (-)	433,275,203	433,275,203
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.

ORDINARY RESOLUTIONS			NUMBER OF VOTES CAST AND PERCENTAGE (%)			TOTAL NUMBER OF VOTING SHARES	TOTAL NUMBER OF VOTES CAST
			FOR	AGAINST	ABSTAIN[1]
4.(b)	To authorize the Board or the Compensation Committee to fix the remuneration of the Directors.	Class A Ordinary Shares	353,854,266 (99.979117%)	73,911 (0.020883%)	130 (-)	353,928,177	353,928,177
		Class B Ordinary Shares	794,000,000 (100.000000%)	0 (0.000000%)	0 (-)	79,400,000	794,000,000
		TOTAL NUMBER (CLASS A & CLASS B)	1,147,854,266 (99.993561%)	73,911 (0.006439%)	130 (-)	433,328,177	1,147,928,177
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.
5.	To grant a general mandate to the Directors to issue, allot, and deal with additional Class A Ordinary Shares of the Company not exceeding 20% of the total number of issued Shares of the Company as of the date of passing of this resolution.	Class A Ordinary Shares	344,483,474 (97.334164%)	9,434,883 (2.665836%)	9,951 (-)	353,918,357	353,918,357
		Class B Ordinary Shares	794,000,000 (100.000000%)	0 (0.000000%)	0 (-)	79,400,000	794,000,000
		TOTAL NUMBER (CLASS A & CLASS B)	1,138,483,474 (99.178088%)	9,434,883 (0.821912%)	9,951 (-)	433,318,357	1,147,918,357
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.
6.	To grant a general mandate to the Directors to repurchase Shares and/or ADSs of the Company not exceeding 10% of the total number of issued Shares of the Company as of the date of passing of this resolution.	Class A Ordinary Shares	353,867,080 (99.985273%)	52,122 (0.014727%)	9,104 (-)	353,919,202	353,919,202
		Class B Ordinary Shares	794,000,000 (100.000000%)	0 (0.000000%)	0 (-)	79,400,000	794,000,000
		TOTAL NUMBER (CLASS A & CLASS B)	1,147,867,080 (99.995459%)	52,122 (0.004541%)	9,104 (-)	433,319,202	1,147,919,202
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.

ORDINARY RESOLUTIONS			NUMBER OF VOTES CAST AND PERCENTAGE (%)			TOTAL NUMBER OF VOTING SHARES	TOTAL NUMBER OF VOTES CAST
			FOR	AGAINST	ABSTAIN[1]
7.	To extend the general mandate granted to the Directors to issue, allot, and deal with additional Shares in the capital of the Company by the aggregate number of the Shares and/or Shares underlying the ADSs repurchased by the Company.	Class A Ordinary Shares	344,513,802 (97.342500%)	9,405,402 (2.657500%)	9,103 (-)	353,919,204	353,919,204
		Class B Ordinary Shares	794,000,000 (100.000000%)	0 (0.000000%)	0 (-)	79,400,000	794,000,000
		TOTAL NUMBER (CLASS A & CLASS B)	1,138,513,802 (99.180656%)	9,405,402 (0.819344%)	9,103 (-)	433,319,204	1,147,919,204
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.
8.	To re-appoint PricewaterhouseCoopers as auditor of the Company to hold office until the conclusion of the next annual general meeting of the Company and to authorize the Board to fix their remuneration for the year ending December 31, 2022.	Class A Ordinary Shares	353,919,375 (99.998080%)	6,794 (0.001920%)	2,139 (-)	353,926,169	353,926,169
		Class B Ordinary Shares	79,400,000 (100.000000%)	0 (0.000000%)	0 (-)	79,400,000	79,400,000
		TOTAL NUMBER (CLASS A & CLASS B)	433,319,375 (99.998432%)	6,794 (0.001568%)	2,139 (-)	433,326,169	433,326,169
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.

[1]	According to the laws of the Cayman Islands, the Shares in abstention shall not be counted as votes cast at the AGM.

2.	Poll results of the Class A Meeting

The Board is pleased to announce that the Class A Meeting was held at 10:00 a.m., Beijing time, on November 1, 2022 at Huace Center, Building A, 3/F VVIP room, Xihu District, Hangzhou City, Zhejiang Province, 310012, China. The resolution proposed at the Class A Meeting has been duly passed.

As of the Share Record Date, the Company had a total of 499,146,560 Class A Ordinary Shares in issue, which was the total number of Shares entitled to vote on the resolution proposed at the Class A Meeting. There was no Shareholder who was required to abstain from voting under the Listing Rules on the resolution proposed at the Class A Meeting, nor any Shareholder who was entitled to attend the Class A Meeting but was required to abstain from voting in favour of the resolution proposed at the Class A Meeting pursuant to Rule 13.40 of the Listing Rules. No person has indicated in the Circular that he or she intends to vote against or in abstention in respect of the resolution proposed at the Class A Meeting.

Shareholders and Shareholders’ proxies attending the Class A Meeting held a total of 353,928,218 Class A Ordinary Shares, representing 70.906673% of the total number of Class A Ordinary Shares carrying voting rights.

The voting results in respect of the resolution proposed at the Class A Meeting are set out as below:

SPECIAL RESOLUTION		FOR		AGAINST		ABSTAIN[1]
		NUMBER OF SHARES	PERCENTAGE (%)	NUMBER OF SHARES	PERCENTAGE (%)	NUMBER OF SHARES	PERCENTAGE (%)
1.	To consider and approve the Class-Based Resolution to amend and restate the Memorandum and Articles.	353,855,611	99.994177%	20,605	0.005823%	52,002	(-)
	The resolution has been duly passed as a special resolution with approval by holders of over two-thirds of the issued Class A Ordinary Shares.

1	According to the laws of the Cayman Islands, the Shares in abstention shall not be counted as votes cast at the Class A Meeting.

3.	Poll results of the Class B Meeting

The Board is pleased to announce that the Class B Meeting was held at 10:30 a.m., Beijing time, on November 1, 2022 at Huace Center, Building A, 3/F VVIP room, Xihu District, Hangzhou City, Zhejiang Province, 310012, China. The resolution proposed at the Class B Meeting has been duly passed.

As of the Share Record Date, the Company had a total of 79,400,000 Class B Ordinary Shares in issue, which was the total number of Shares entitled to vote on the resolution proposed at the Class B Meeting. There was no Shareholder who was required to abstain from voting under the Listing Rules on the resolution proposed at the Class B Meeting, nor any Shareholder who was entitled to attend the Class B Meeting but was required to abstain from voting in favour of the resolution proposed at the Class B Meeting pursuant to Rule 13.40 of the Listing Rules. No person has indicated in the Circular that he or she intends to vote against or in abstention in respect of the resolution proposed at the Class B Meeting.

Shareholders and Shareholders’ proxies attending the Class B Meeting held a total of 79,400,000 Class B Ordinary Shares, representing 100.000000% of the total number of Class B Ordinary Shares in the Company carrying voting rights.

The voting results in respect of the resolution proposed at the Class B Meeting are set out as below:

SPECIAL RESOLUTION		FOR		AGAINST		ABSTAIN[1]
		NUMBER OF SHARES	PERCENTAGE (%)	NUMBER OF SHARES	PERCENTAGE (%)	NUMBER OF SHARES	PERCENTAGE (%)
1.	To consider and approve the Class-Based Resolution to amend and restate the Memorandum and Articles.	79,400,000	100.000000%	0	0.000000%	0	(-)
	The resolution has been duly passed as a special resolution with approval by holders of over two-thirds of issued Class B Ordinary Shares.

[1]	According to the laws of the Cayman Islands, the Shares in abstention shall not be counted as votes cast at the Class B Meeting.

The Company’s share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, acted as the scrutineer for the vote-taking at the AGM and the Class Meetings.

All Directors of the Company, namely Mr. WANG Xueji, Mr. CHEN Liaohan, Mr. YANG Yi, Ms. LIU Yao, Ms. HONG Jing, Mr. HUANG Sidney Xuande, Mr. QIU Changheng, Mr. KUOK Meng Xiong (alias GUO Mengxiong) and Mr. YIP Pak Tung Jason attended the AGM and the Class Meetings, either in person or via electronic means.

By order of the Board

Tuya Inc.

WANG Xueji

Chairman

Hong Kong, November 1, 2022

As at the date of this announcement, the Board comprises Mr. WANG Xueji, Mr. CHEN Liaohan, Mr. YANG Yi and Ms. LIU Yao as executive Directors, Ms. HONG Jing as non-executive Director and Mr. HUANG Sidney Xuande, Mr. QIU Changheng, Mr. KUOK Meng Xiong (alias GUO Mengxiong) and Mr. YIP Pak Tung Jason as independent non-executive Directors.